UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-37392

CUSIP NUMBER 03763A207

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-CEN		☐	Form N-CSR

	For Period Ended:	September 30, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I —&NBSP;REGISTRANT INFORMATION

Windtree Therapeutics, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2600 Kelly Road, Suite 100
Address of Principal Executive Office (Street and Number)

Warrington, Pennsylvania 18976
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Windtree Therapeutics, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense because additional time is required to finalize the Company’s financial statements and related disclosures required to be included in the Form 10-Q. The Company expects to file the Form 10-Q within five calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jed Latkin	(215)	488-9300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	The Company estimates that net loss for the quarter ended September 30, 2025 was $28.1 million, compared to $2.7 million for the quarter ended September 30, 2024. This increased net loss in the quarter ended September 30, 2025 as compared to the quarter ended September 30, 2024 is primarily due to a $16.1 million dollar impairment loss on intangible assets, offset by a $3.2 million deferred tax benefit as a result of the charge. In addition, for the quarter ended September 30, 2025, the Company estimates a loss on debt issuance of $15.0 million as compared to no loss on debt issuance for the quarter ended September 30, 2024. Such loss on debt issuance relates to the $10.0 million commitment note payable related to the common stock purchase agreement, dated July 23, 2025, as amended by the amendment, dated as of October 23, 2025, recorded at its fair value of $15.0 million. These financial results are preliminary and are subject to change in connection with the completion of the reporting process and preparation of the Quarterly Report. Actual financial results for the quarter ended September 30, 2025 could vary from the foregoing.

Windtree Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2025	By:	/s/ Jed Latkin
Jed Latkin
President and Chief Executive Officer